GRAND PEAK CAPITAL CORP.
Suite 900 — 555 Burrard Street
Vancouver, British Columbia V7X 1M8
Telephone No. (604) 443–5059 / Fax No. (604) 692–2801
Email: info@grandpeakcapital.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To:  The Shareholders of Grand Peak Capital Corp.

TAKE NOTICE that pursuant to an order of the Supreme Court of the Yukon Territory dated December 18, 2008, an annual general and special meeting (the "Meeting") of shareholders (the "Grand Peak Shareholders") of Grand Peak Capital Corp. (the "Company") will be held at Suite 900 – 555 Burrard Street, Vancouver, British Columbia, on March 31, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended September 30, 2008, and the report of the auditor thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint an auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution to affirm, ratify and approve the Company's stock option plan;

5.
to consider and, if thought fit, pass, with or without variation, a special resolution approving an arrangement (the "Plan of Arrangement") under section 195 of the Business Corporations Act (Yukon Territory) (the "Act") which involves, among other things, the distribution to the Grand Peak Shareholders shares of Lucky Minerals Inc. ("Lucky Minerals"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company;

6.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution to affirm, ratify and approve a stock option plan for Lucky Minerals; and

7.	to transact such other business as may properly come before the Meeting or at any adjournment(s) or postponement(s) thereof.

AND TAKE NOTICE that Grand Peak Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Grand Peak Shares subject to strict compliance with the provisions of the interim order (as set forth herein), the Plan of Arrangement and section 193 of the Act. The dissent rights are described in Schedule "D" of the Circular. Failure to comply strictly with the requirements set forth in the Plan of Arrangement and Section 193 of the Act may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice and the Circular is a form of proxy for use at the Meeting.  Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Grand Peak Shareholders of record at the close of business on February 20, 2009, will be entitled to receive notice of and vote at the Meeting.

Registered Grand Peak Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy and deliver it in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Grand Peak Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your Shares of Grand Peak not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 23rd day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Navchand Jagpal
Navchand Jagpal
President and Chief Executive Officer